[PATCH INTERNATIONAL INC. LETTERHEAD]

November 14, 2007

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Patch International Inc. Registration Statement on Form SB-2 File No. 333-142781

Dear Ms. Parker:

On behalf of Patch International Inc. (the “Company”), I hereby request acceleration of the effective date of the above-referenced registration statement to 2:00 p.m., Eastern Time, November 16, 2007, or the earliest practicable date thereafter.

In making this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas K. Rouse

Thomas K. Rouse
Chief Financial Officer